Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2018 FINANCIAL RESULTS;

ACHIEVEMENT OF 2018 PERFORMANCE TARGET

Hong Kong – April 16, 2019 – Plastec Technologies, Ltd. - (OTCBB: PLTYF), (the “Company”), today reported audited financial results for the fiscal 2018 year ended December 31, 2018. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8

2016 Sale of Assets

The Company’s financial results reflect the closing of the October 11, 2016 Share Transfer Agreement (“Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. As a result, the Company no longer owns any shareholding in Plastec International Holdings Limited (“Plastec”) or its integrated plastic manufacturing operations, all of which were being disposed of to SYB.

Since closing of the divestiture transaction, the Company, as a holding company, has been focused on:

•	completing the construction of its manufacturing plant in Kai Ping, China, which it completed and transferred the ownership interests in the subsidiaries holding the plant to Plastec on April 20, 2018;

•	collecting rental income from certain property it owns and that is being leased to one of Plastec’s subsidiaries;

•	collecting earnouts upon Plastec achieving the performance targets for the fiscal years ended December 31, 2016 through 2018; and

•	exploring any investment opportunities.

Impact of Sale of Assets on the Company’s Latest Financial Statements

The disposals of Plastec and former subsidiaries holding ownership interests in the manufacturing plant in Kai Ping, China represented a strategic shift and had a major effect on the Company’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016. The consolidated balance sheets as of December 31, 2017, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2016 and 2017 have been adjusted retrospectively to reflect this strategic shift.

Current Balance Sheet Highlights

•	$54.9 million in working capital at December 31, 2018, compared to $71.7 million at December 31, 2017.

•	Book value per share was $5.45 at December 31, 2018, compared to $7.62 at December 31, 2017.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “During the year we completed the construction and disposal of the manufacturing plant, and have completely unwound the Company’s requirements for our legacy business. We continue to maintain our public listing as the Company evaluates potential opportunities to leverage our strong capital position.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Katherine Yao, Senior Associate
(212) 836-9606	+86 10 6587 6435
aprior@equityny.com	kyao@equityny.com

Plastec Technologies, Ltd.	Page 2
April 16, 2019

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(18,472)	(16,489)	(5,351)
Other income	23,874	16,413	16,754
Gain on disposal of property, plant and equipment	545	-	-
Total operating (expenses)/income, net	5,947	(76)	11,403

Income/(loss) from operations	5,947	(76)	11,403

Interest income	1,236	2,213	3,082
Income before income tax expense	7,183	2,137	14,485

Income tax expense from continuing operations	(1,123)	(524)	(2,435)
Net income from continuing operations attributable to the Company’s shareholders	6,060	1,613	12,050

Discontinued operations:
Net income from discontinued operations (including gain of HK$171,809 (2017: HK$141,341, 2016: HK$540,921) upon the disposal)	717,287	138,282	165,924
Income tax expenses from discontinued operations	(31,305)	-	-

Net income from discontinued operations attributable to the Company’s shareholders	685,982	138,282	165,924

Net income attributable to the Company’s shareholders	692,042	139,895	177,974

Other comprehensive income:
Continuing operations	(32)	-	-
Discontinued operations	(13,458)	(813)	6,674
	(13,490)	(813)	6,674
Comprehensive income attributable to the Company’s shareholders	678,552	139,082	184,648

Net income per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic income per share attributable from
Continuing operations	HK$0.47	HK$0.12	HK$0.93
Discontinued operations	HK$53.02	HK$10.69	HK$12.82

Diluted income per share attributable from
Continuing operations	HK$0.47	HK$0.12	HK$0.93
Discontinued operations	HK$53.02	HK$10.69	HK$12.82

Plastec Technologies, Ltd.	Page 3
April 16, 2019

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

December 31,	December 31,
2017	2018
HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	300,588	272,820
Deposits, prepayment and other receivables	3,230	3,339
Consideration receivable	141,341	165,506
Current assets from discontinued operations	124,843	-
Total current assets	570,002	441,665

Property, plant and equipment, net	114,209	107,752
Prepaid lease payments, net	15,111	13,584
Intangible assets	438	438
Non-current assets from discontinued operations	80,503	-
Total assets	780,263	563,439

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	4,431	4,452
Tax payable	6,243	8,678
Current liabilities from discontinued operations	259	-
Total current liabilities	10,933	13,130

Total liabilities	10,933	13,130

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(6,704)	(30)
Retained earnings	749,884	524,189
Total shareholders’ equity	769,330	550,309

Total liabilities and shareholders’ equity	780,263	563,439

Plastec Technologies, Ltd.	Page 4
April 16, 2019

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Operating activities
Net income	692,042	139,895	177,974
Less: Net income from discontinued operations	(685,982)	(138,282)	(165,924)
Net income from continuing operations	6,060	1,613	12,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,376	8,176	7,984
Net gain on disposal of property, plant and equipment	(545)	-	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	1,236	(435)	(309)
Other payables and accruals	(19,803)	(1,658)	19
Tax payables	1,547	524	2,435
Net cash provided by/(used in) continuing operations	(3,129)	8,220	22,179
Net cash provided by/(used in) discontinued operations	195,060	(29,909)	3,304
Net cash provided by/(used in) operating activities	191,931	(21,689)	25,483

Investing activities
Proceeds from disposal of property, plant and equipment	545	-	-
Net cash inflow from disposal of subsidiaries (net of cash disposed of HK$49,666 for the year 2018, HK$314,079 for the year 2016)	703,363	131,686	350,655
Net cash provided by continuing operations	703,908	131,686	350,655
Net cash used in discontinued operations	(28,059)	(48,943)	(101,410)
Net cash provided by investing activities	675,849	82,743	249,245

Financing activity
Dividends paid	(837,614)	(151,376)	(403,669)
Net cash used in continuing operations	(837,614)	(151,376)	(403,669)
Net cash used in discontinued operations	(5,815)	-	-
Net cash used in financing activities	(843,429)	(151,376)	(403,669)

Net increase/(decrease) in cash and cash equivalents	24,351	(90,322)	(128,941)

Effect of exchange rate changes	(13,490)	(813)	6,674
Cash and cash equivalents, beginning of year	475,361	486,222	395,087
Cash and cash equivalents, end of year	486,222	395,087	272,820
Less: cash and cash equivalents from discontinued operations	(335,419)	(94,499)	-
Cash and cash equivalents, end of year from continuing operations	150,803	300,588	272,820

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	1,236	2,213	3,082
Income taxes paid/(refund)	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	131,686	141,341	165,506